UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 ACQUISITION STATEMENT FOR SECURITIES PURCHASED
                     PURSUANT TO SECTION 13 OF THE 1934 ACT

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         The Greenbrier Companies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    393657101
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
      Person:

            William A. Furman.  ###-##-####

(2)   Check the Appropriate Box if a Member of a Group:

            (a)
            (b) /X/

(3)   SEC Use Only:

(4)   Citizenship or Place of Organization:

            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)   Sole Voting Power:

            0

(6)   Shared Voting Power:

            8,252,950

(7)   Sole Dispositive Power:

            0

(8)   Shared Dispositive Power:

            8,252,950

(9)   Aggregate Amount Beneficially Owned by Reporting Person:

            8,252,950

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

            N/A

(11)  Percent of Class Represented by Amount in Row (9):

            58.5

(12)  Type of Reporting Person:

            IN

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
      Person:

            Alan James; ###-##-####

(2)   Check the Appropriate Box if a Member of a Group:

            (a)
            (b) /X/

(3)   SEC Use Only:

(4)   Citizenship or Place of Organization:

            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)   Sole Voting Power:

            0

(6)   Shared Voting Power:

            8,252,950

(7)   Sole Dispositive Power:

            0

(8)   Shared Dispositive Power:

            8,252,950

(9)   Aggregate Amount Beneficially Owned by Reporting Person:

            8,252,950

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

            N/A

(11)  Percent of Class Represented by Amount in Row (9):

            58.5

(12)  Type of Reporting Person:

            IN

ITEM 1(A).  NAME OF ISSUER

            The Greenbrier Companies, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            One Centerpointe Drive, Suite 200
            Lake Oswego, OR  97035

The Filing Persons are (a) Alan James and (b) William A. Furman.

ITEM 2 INFORMATION FOR ALAN JAMES:

        (a) Name of Person Filing:
            Alan James

        (b) Address of Principal Business Office:
            One Centerpointe Drive, Suite 200
            Lake Oswego, OR  97035

        (c) Citizenship:
            USA

        (d) Title of Class of Securities:
            Common Stock, par value $0.001 per share

        (e) CUSIP Number:
            393657101

ITEM 2 INFORMATION FOR WILLIAM A. FURMAN:

        (a) Name of Person Filing:
            William A. Furman

        (b) Address of Principal Business Office:
            One Centerpointe Drive, Suite 200
            Lake Oswego, OR  97035

        (c) Citizenship:
            USA

        (d) Title of Class of Securities:
            Common Stock, par value $0.001 per share

        (e) CUSIP Number:
            393657101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B)

            Item 3 applies to neither party.

ITEM 4.  OWNERSHIP

ITEM 4 INFORMATION FOR ALAN JAMES:

        (a) Amount Beneficially Owned:
            8,252,950 shares

        (b) Percent of Class:
            58.5

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  0

            (ii)  shared power to vote or to direct the vote:
                  8,252,950

            (iii) sole power to dispose or to direct the
                  disposition of:
                  0

            (iv)  shared power to dispose or to direct the
                  disposition of:
                  8,252,950

        (d) The shares listed in Item 4(a) as beneficially owned by Alan James include 3,938,975 shares held by William A. Furman which, pursuant to the terms of a Stockholder's Agreement, as amended, will be voted in concert with the 3,938,975 shares held by Alan James to elect each of Messrs. James and Furman as directors and with respect to all other matters put to a vote of the stockholders. Alan James disclaims beneficial ownership of the shares held by William A. Furman.

            The shares listed in Item 4(a) as beneficially owned by Alan James also include 375,000 shares transferred on December 30, 1994 by Alan James to The Alan James Charitable Remainder Unitrust. Alan James and his spouse are co-trustees of the trust and, as such, share voting and dispositive power.

ITEM 4 INFORMATION FOR WILLIAM A. FURMAN:

        (a) Amount Beneficially Owned:
            8,252,950 shares

        (b) Percent of Class:
            58.5

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  0

            (ii)  shared power to vote or to direct the vote:
                  8,252,950

            (iii) sole power to dispose or to direct the
                  disposition of:
                  0

            (iv)  shared power to dispose or to direct the
                  disposition of:
                  8,252,950

        (d) The shares listed in Item 4(a) as beneficially owned by William A. Furman include 3,938,972 shares held by Alan James which, pursuant to the terms of a Stockholder's Agreement, as amended, will be voted in concert with the 3,938,972 shares held by William A. Furman to elect each of Messrs. James and Furman as directors and with respect to all other matters put to a vote of the stockholders. William A. Furman disclaims beneficial ownership of the shares held by Alan James.

            The shares listed in Item 4(a) as beneficially owned by William A. Furman also include 375,000 shares transferred on December 30, 1994 by William
A. Furman to The William A. Furman Charitable Remainder Unitrust. William A. Furman and his spouse are co-trustees of the trust and, as such, share voting and dispositive power.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Item 5 applies to neither party.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Item 6 applies to neither party.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Item 7 applies to neither party.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Item 8 applies to neither party.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Item 9 applies to neither party.

ITEM 10.  CERTIFICATION

            Inapplicable.




                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DATED: February 2, 2001


                                    /s/ William A. Furman
                                    -----------------------------------
                                    William A. Furman

                                    /s/ Alan James
                                    -----------------------------------
                                    Alan James, by William A. Furman,
                                    (Pursuant to Joint Filing Agreement
                                    dated July 1, 1994)